

Mail Stop 7010

August 19, 2008

*via U.S. Mail*

Mr. Peter Lee
Legend International Holdings, Inc.
Level 8, 580 St. Kilda Road
Melbourne, Victoria 3004 Australia

> **Re:** **Legend International Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 7, 2008**
> **File No. 333-152691**

Dear Mr. Lee:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1 filed August 7, 2008

General

1. Please update the registration statement to include the latest interim financial statements, and revise all related disclosure as necessary. Also reflect any material events that have occurred since the filing of the registration statement. In this regard, we note the filing of a Form 8-K announcing the appointment of four directors.

Cover Page

2.  Please revise or clarify the statement, "This prospectus relates to the sale up to 42,000,000 shares of Legend's Common stock by certain persons who are, or *will become*, stockholders of Legend." Given your reference to shares issuable upon the exercise of outstanding warrants, the quoted statement suggests that you are attempting to register shares of common stock that are neither issued nor issuable.

Selling Stockholders, page 15

3.  Please disclose whether the selling stockholders are brokers or affiliates of a broker or dealer. If a selling stockholder is a broker, please identify the selling stockholder as an underwriter, unless you can provide us with a confirmation that he received the shares being registered as compensation for investment banking services. If a selling stockholder is an affiliate of broker or dealer, identify the selling stockholder as an underwriter, unless you can provide us with a confirmation that the selling stockholder acquired the shares in the ordinary course of business, and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Exhibit 5.1

4.  We note the qualification limiting the opinion to the Delaware General Corporate Law. Please provide us with a written confirmation indicating that the reference to the Delaware General Corporate Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc:     C. Moncada-Terry